HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

September 24, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Victoria Lake, Inc.

Amendment No. 1 to Form 10-12G

Filed July 29, 2021

File No. 000-56316

Dear sir or madam:

I am counsel for Victoria Lake, Inc. and am in receipt of your letter dated September 17, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Form 10-12G filed September 3, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.We note that the preferred stock voted with the common stock and has 100 votes per share. Please revise to clearly reflect the voting control held by the preferred stockholders. Lastly, please provide the information required by Item 403 of Regulation S-K for common stock.

Response: We have amended the referenced section on page 21 to disclose the cumulative voting power of the Series B Preferred Stock. this information has also been updated in footnote three (3) at the top of page 23.

Item 5. Directors and Executive Officers, page 23

2.We partially reissue comment 2. Please describe the business experience during the past five years of Mr. G. Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and current involvement with blank check companies. For example, we note Mr. Peterson is involved with Entertainment Holdings, Inc. Please disclose his prior performance history with such companies, including:

•The company's name;

•His relationship with the company;

•Whether the company has engaged in a business combination;

•Whether the company registered any offerings under the Securities Act; and

•Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

Response: We have amended the referenced section in Item five to disclose Mr. Petersen’s relationship with Entertainment Holdings, Inc and Myson, Inc., including the requested information above.

Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item 401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g).

Response: This discussion was previously located in Item four and has been moved to its appropriate place in Item five. Mr. Petersen has been identified as a promotor.

3.We reissue comment 3. We note the risk factor on page 9 and the general disclosure on page 23 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.

Response: We have amended the referenced sections to reflect the specific conflicts that Mr. Petersen has in relation to Entertainment Holdings, Inc. and Myson, Inc. in relation to corporate opportunity.

Unregistered Securities, page 26

4.We reissue comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon. In addition, we note that Mr. Petersen became the sole officer and director in May 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. Please clarify when and how the G. Reed Peterson Revocable Trust and Jeff Holmes acquired the Series L Preferred Shares that were cancelled in this transaction. It appears that the reorganization and the resulting change in the nature of the shareholders’ investment may constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at https://www.sec.gov/corpfin/securities-act-sections. Please provide your analysis with specific facts regarding the reorganization and the number and type of Lake Victoria Mining Company, Inc.’s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

Response: we have amended the referenced section to disclose how Mr. Petersen acquired his shares in the Company and have included the exemption claimed therein.

In regard to the parent subsidiary formation, please note that the 2021 Reorganization was effected in accordance with Section 1081(g) of the Oklahoma General Corporation Law (the "OGCL") as described herein. In effecting the 2021 Reorganization, no vote or consent of the stockholders of the Company was required or obtained. Section 1081(g) permits an Oklahoma corporation to reorganize as a holding company without stockholder approval. The reorganization contemplated by the statute is accomplished by merging the subject corporation with or into a direct or indirect wholly owned subsidiary of the subject corporation and converting the stock of the subject corporation into stock of another direct or indirect wholly owned subsidiary of the subject corporation, which would be the new holding company. The statute eliminates the requirement for a stockholder vote on such a merger by containing several provisions designed to ensure that the rights of stockholders are not changed by or as a result of the merger. Section 1081 (g)

requires that the resulting holding company must be an Oklahoma corporation and have the same certificate of incorporation (other than corporate name and other minor amendments), bylaws and directors that the corporation had prior to the reorganization. The corporation or its successor must, as a result of the reorganization, become a direct or indirect wholly owned subsidiary of the holding company and must retain the same certificate of incorporation and bylaws that the corporation had prior to the reorganization. To ensure that the voting rights of the stockholders of the corporation are not changed or evaded as a result of the reorganization, the statute requires that the certificate of incorporation of the corporation provide that any extraordinary transactions involving the corporation be approved by the stockholders of the holding company by the same vote required of the stockholders of the corporation under the OGCL and/or by the corporation's certificate of incorporation. Appraisal rights are not available to stockholders in a merger that qualified under Section 1081 (g).

We note that the Division has granted this issue in comparable circumstances. See, generally, Indresco, Inc. (available October 31, 1995); The Bon-Ton Stores, Inc. (available July 14, 1995); Washington Mutual Savings Bank (available August 22, 1994); Consolidated Rail Corporation (available March 17, 1993); Varity Corporation (available October 15, 1991); Par Pharmaceutical, Inc. (available June 19, 1991); Adolph Coors Company (available March 30,1990); Union Carbide Corporation (available March 3, 1989); W.R. Grace & Co. (available July 25, 1988); Northern Indiana Public Service Company (available November 30, 1987); Champion Home Builders Company (available September 14, 1987); Rowley-Scher Reprographics. Inc. (available December 26, 1986); Occidental Petroleum Corp. (available July 28, 1986); Viking Freight System, Inc. (available June 9,1986); The North American Coal Corp. (available May 5, 1986); United States Gypsum Company (available April 8, 1985); Philip Morris Inc. (available April 15, 1985); Pan American World Airways, Inc. (available May 28, 1984); Household Finance Corp. (available July 2, 1981); and Natomas Company (available March 21, 1980).

It is our position that Lake Victoria Mining Company, Inc., and the Company completed an Agreement and Plan of Merger ("Plan") in compliance with Section 1081 (g) of the Oklahoma General Corporation Law ("OGCL") without the requirement of registration under the Securities Act of 1933 (the "1933 Act").

In reaching our position, we note that (a) shareholder approval of the Plan was not required under Section 1081 (g) of the OGCL; (b) shareholder approval of the Plan was not sought; (c) under Section 1091(b) of the OGCL, Company shareholders were not entitled to dissenters' appraisal rights; (d) Lake Victoria Mining Company, Inc. shareholders received securities of the same class evidencing the same proportional interests in the Company as those they held in Lake Victoria Mining Company, Inc.; (e) the board of directors and officers of the Company were identical to the board of directors and officers of the Lake Victoria Mining Company, Inc. as they were immediately prior to the consummation of the Plan; (f) the rights and interests of the holders of the Company’s common stock are substantially the same as those they had as holders of Lake Victoria Mining Company, Inc. common stock; (g) Company was newly formed and, immediately prior to consummation of the Plan, had no significant assets or liabilities; (h) the common stock of the Company was issued solely as part of a reorganization of the Lake Victoria Mining Company, Inc. into a holding company structure.

We note that the Division has set forth the position that the reorganization occurring through a domicile change does not constitute a sale and may rely upon the exception to registration provided by Rule 145(a)(2). See generally, Cygnus Therapeutic Systems (available April 19, 2021), Clayton Homes Inc. (available September 26, 1996), Vertiplie, Inc. (available July 8, 1987), The Clothestime, Inc. (available May 16, 1991), MapInfo Corporation (available August 6, 1997).

The foregoing information is deemed to be Company’s complete response to your inquiries of September 17, 2021.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett